April 15, 1999
                                                                  31 75 6595720






AHOLD FILES DEBT SECURITIES IN US


Up to USD 1 billion to refinance existing debt

Zaandam, The Netherlands, April 15, 1999 - Royal Ahold, the international food retailer, announced today the filing of a preliminary prospectus supplement with the US Securities and Exchange Commission (SEC) for the sale of up to USD 1 billion of senior unsecured debt securities in the US. The securities will be issued by Ahold's indirect wholly-owned subsidiary Ahold Finance U.S.A., Inc. and will be fully and unconditionally guaranteed by Ahold.

The offering, pursuant to Ahold's USD 3 billion shelf registration statement of January 28, 1999, is expected to include a medium-term tranche and a long-term tranche. The proceeds will be used to refinance existing debt. Ahold Finance expects the securities will be offered during the week of April 19, 1999. Chase Securities Inc. and J.P. Morgan & Co. will act as joint book-running managers and ABN AMRO Inc. and Goldman, Sachs & Co. will act as co-managers.

Royal Ahold is a rapidly growing international food retailer with leading supermarket companies in the United States, Europe, Latin America and Asia. The company operates more than 3,600 supermarkets, hypermarkets and specialty stores and had 1998 sales of USD 30.9 billion. In the United States Ahold is the leading supermarket operator along the eastern seaboard with more than 1,000 stores in five operating companies: Stop & Shop, Giant-Landover, Giant-Carlisle, Tops and BI-LO. Sales in the US totaled USD 16.2 billion in 1998. In March 1999 Ahold announced its intention to acquire Pathmark Stores, Inc. with sales of USD
3.7 billion and 132 supermarkets in the New York metropolitan area.

A copy of the preliminary prospectus supplement and related prospectus may be obtained from Ahold Investor Relations, tel.: +31 75 659 5648.

Ahold Public Relations: +31 75 659 5720
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results  may differ from such  statements  as they may have been  influenced  by factors beyond the company's ability to control.